UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KPLR, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

KPLR, INC. 401(K) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page

Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2005 and 2004	3
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2005	4
Notes to Financial Statements	5-11

All other schedules of additional financial information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

KPLR, INC. 401(K) PLAN

Date: June 29, 2006	/s/ Chandler Bigelow Chandler Bigelow Vice President/Treasurer Secretary and Member of the Tribune Company Employee Benefits Committee

KPLR, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	(UNAUDITED) December 31,
	2005	2004

Assets:
Investments, at fair value
Mutual funds and participant loans	$2,100,033	$1,524,677
Tribune Company Stock Fund Master Trust	107,162	130,696
Total investments, at fair value	2,207,195	1,655,373

Investments, at contract value
Stable Value Fund Master Trust	39,940	27,766
Total investments	2,247,135	1,683,139

Receivables:
Contributions from participants	–	8,855
Contributions from Tribune Company	–	3,121

Total receivables	–	11,976

Net assets available for benefits	$2,247,135	$1,695,115

The accompanying notes are an integral part of the financial statements.

KPLR, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(UNAUDITED) Year Ended
December 31, 2005

Additions:
Additions to net assets attributed to:
Contributions:
Participants	$407,624
Tribune Company	119,932
Total contributions	527,556

Investment income/(loss):
Net appreciation in fair value of investments in mutual funds	30,733
Interest and dividends	94,035
124,768
Plan interest in net investment loss of Tribune Company
Stock Fund Master Trust	(38,536)
Plan interest in net investment income of Stable Value
Fund Master Trust	1,601
87,833

Total additions	615,389

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(57,222)
Administrative fees	(6,147)

Total deductions	(63,369)

Net increase in net assets available for benefits	552,020

Net assets available for benefits:
Beginning of year	1,695,115

End of year	$2,247,135

The accompanying notes are an integral part of the financial statements.

KPLR, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS - UNAUDITED

NOTE 1 – PLAN DESCRIPTION

The following brief description of the KPLR, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes. Plan participants should refer to the Plan document for more complete information.

General

The Plan was established effective May 1, 2003 by Tribune Company (the “Company”). The Plan is a defined contribution plan that covers any employee of KPLR, Inc. at its St. Louis, Missouri location who is either not covered by a collective bargaining agreement or who is a member of the International Brotherhood of Electrical Workers (“IBEW”) or the AFL-CIO-CFL Local Union No. 4. The eligible participants must also meet age and service requirements. Separate benefit accounts are maintained for each participant.

Full-time employees of the Company and participating subsidiaries are generally eligible to participate if they are 21 years of age, except for employees covered by collective bargaining agreements which do not provide for their participation in the Plan. Part-time employees are generally eligible if they are age 21 and have completed 1 year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody of the Plan’s assets and the investment management of some of the Plan’s assets. Effective January 1, 2006 the Northern Trust Company became the Plan’s trustee.

Contributions

Participants may elect to make before-tax contributions of up to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers nine investment alternatives, including seven publicly traded mutual funds, the Tribune Company Stock Fund Master Trust (“Tribune Stock Fund Master Trust”) and the Fidelity Stable Value Fund Master Trust (“Stable Value Fund Master Trust”). After the first full year of service, the Company makes a contribution to the Plan in an amount equal to 50% of the first 6% of a participant’s before-tax contributions for that period. The Company contribution is allocated according to the participants’ investment elections.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their contributions and up to 100% of their share of the Company’s matching contributions be invested in the Tribune Stock Fund Master Trust. During 2005, the Company contributions were automatically allocated to the Tribune Stock Fund Master Trust, unless the eligible participant elected to have them allocated otherwise. Beginning in 2006, the Company contributions are automatically allocated to the Vanguard Wellington Admiral Fund, unless the eligible participant elects to have them allocated otherwise. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change how contributions are invested at any time, and these changes are effective the next period. Participants may make interfund transfers on a daily basis.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their accounts, including the Company contributions.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may elect to withdraw their vested account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their before-tax contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations. Participants who make hardship withdrawals will cease to be eligible to make before-tax contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Distributions are generally made in cash, except that participants may elect to receive Tribune Stock Fund Master Trust investments in shares of Tribune Company common stock.

Participant loans

The Plan permits participants to borrow up to two loans from their accounts, including a loan related to the purchase of a principal residence. The maximum amount is equal to the lesser of

 (a) $50,000 less the highest outstanding loan balance during the most recent 12 month period or (b) 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to thirty years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

Although it has not expressed any intent to do so, and subject to any collective bargaining agreement, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contribution.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value, except for guaranteed investment contracts (“GICs”) held by the Stable Value Fund Master Trust. The GICs are stated at contract value, which consists of amounts invested (net of withdrawals) plus reinvested earnings. Publicly traded mutual funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Stock Fund Master Trust is valued at the unit closing price as determined by the Trustee on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor. At December 31, 2005 and 2004, all benefit claims that were processed and approved for payment had been distributed.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004

Vanguard Wellington Admiral Fund; 8,420 shares
and 5,876 shares, respectively	$441,448	$306,441
Vanguard Institutional Index Fund; 3,352 shares
and 2,547 shares, respectively	382,198	282,030
Vanguard Explorer Fund; 4,979 shares
and 3,495 shares, respectively	348,058	242,589
Vanguard Prime Money Market Fund Institutional Shares;
332,488 shares and 279,964 shares, respectively	332,488	279,964
Vanguard Total Bond Market Index Fund; 28,124 shares
and 22,306 shares, respectively	282,932	229,085
Fidelity Diversified International Fund; 7,028 shares
and 4,899 shares, respectively	228,705	140,312
Tribune Company Stock Fund Master Trust; 5,872 units
and 5,148 units, respectively (see Note 4)	*	130,696

* Investment balance is less than 5% of the Plan’s net assets.

NOTE 4 –  INTERESTS IN MASTER TRUSTS

Tribune Stock Fund Master Trust

The Tribune Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Tribune Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan owns units of the Tribune Stock Fund Master Trust. The assets of the Tribune Stock Fund Master Trust are held by the Trustee. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Tribune Stock Fund Master Trust was less than 1%. Investment income and administrative expenses related to the Tribune Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The following table presents the fair values of investments and investment loss for the Tribune Stock Fund Master Trust.

	December 31,
	2005	2004

Investments at fair value:
Tribune Company common stock	$611,225,492	$925,016,320
Cash	1,784,108	3,717,470
Total investments	$613,009,600	$928,733,790

Year Ended
December 31, 2005

Investment income (loss):
Net depreciation in fair value
of Tribune Company common stock	$(251,659,752)
Interest	71,555
Dividends	15,272,094
Total investment loss	$(236,316,103)

Stable Value Fund Master Trust

The Stable Value Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Stable Value Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan has an interest in the Stable Value Fund Master Trust. The assets of the Stable Value Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Stable Value Fund Master Trust was less than 1%. Investment income and administrative expenses related to the Stable Value Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The Stable Value Fund Master Trust primarily invests in synthetic GICs issued by insurance companies and other financial institutions. The Stable Value Fund Master Trust provides participants principal preservation and a stable interest rate that is reset quarterly. The Stable Value Fund Master Trust allows for daily withdrawals and exchanges that are paid at contract value (principal and interest accrued to date). All GICs included in the Stable Value Fund Master Trust are accounted for at contract value.

Synthetic GICs simulate the performance of a traditional investment contract. The Stable Value Fund Master Trust owns the assets underlying the synthetic GICs. To enable the Stable Value Fund Master Trust to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, the Stable Value Fund Master Trust purchases fully benefit responsive “wrapper” contracts issued by financial institutions. These contracts provide the Stable Value Fund Master Trust with market and cash flow risk protection. The Stable Value Fund Master Trust’s investment guidelines for synthetic GICs require that the financial institutions have a minimum credit rating of “AA” or equivalent. The average yield of the GICs was 4.12% in

2005. The portfolio crediting rate of the GICs was 4.00% and 4.07% in 2005 and 2004, respectively. The minimum crediting rate cannot be less than zero.

The following table presents the values of investments and investment income for the Stable Value Fund Master Trust.

	December 31,
	2005	2004

Investments:
Mortgages	$91,873,061	$80,112,118
Corporate bonds	49,734,425	36,473,837
Government bonds	55,138,686	63,896,179
Foreign bonds	134,678	–
Short-term securities	6,726,929	8,618,949
Certificate of deposit	305,578	–
Accounts payable, net of receivable	(5,870,090)	–
Investments at fair value	198,043,267	189,101,083
Synthetic wrapper	2,331,559	(2,094,601)
Total investments at contract value	$200,374,826	$187,006,482

Year Ended
December 31, 2005
Investment income:
Net appreciation in fair value of investments	$–
Interest	7,842,153
Total investment income	$7,842,153

NOTE 5 –  INCOME TAX STATUS

The IRS has not yet determined and informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan’s ERISA counsel believes the Plan is designed to comply with, and the Plan administrator believes that the Plan is currently being operated in compliance with, the applicable requirements of the IRC.

NOTE 6 –  RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Tribune Stock Fund Master Trust and participant loan transactions also qualify as party-in-interest transactions.

NOTE 7 –  SUBSEQUENT EVENTS

During the first quarter of 2006, all union participants transferred out of the Plan into specific union plans, which are not sponsored by the Company. On June 30, 2006, all remaining participants will transfer to the Tribune Company 401(k) Savings Plan.

NOTE 8 –  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 9 –  NEW ACCOUNTING PRONOUNCEMENTS

On December 29, 2005, the Financial Accounting Standards Board ("FASB") released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"). The FSP will require enhanced financial statement presentation and disclosures. Management intends to adopt the requirements of the FSP in the Plan's financial statements for the period ended December 31, 2006.

TRIBUNE COMPANY KPLR 401(K) PLAN
EIN: 36-1880355 PLAN: 013
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(UNAUDITED)

			Market
	Identity of Issue or Borrower	Description	Value

*	Vanguard Wellington Admiral Fund	Registered Investment Company	$ 441,448

*	Vanguard Institutional Index Fund	Registered Investment Company	382,198

*	Vanguard Explorer Fund	Registered Investment Company	348,058

*	Vanguard Prime Money Market Fund Institutional Shares	Money Market Fund	332,488

*	Vanguard Total Bond Market Index Fund	Registered Investment Company	282,932

	Fidelity Diversified International Fund	Registered Investment Company	228,705

*	Tribune Company Stock Fund Master Trust	Master Trust	107,162

	Fidelity Stable Value Fund Master Trust	Master Trust	39,940

*	Fidelty Growth and Income Fund	Registered Investment Company	37,241

*	Vanguard Prime Money Market Fund	Registered Investment Company	7,327

*	Participant loans	Loans to participants (maturities range from	39,636
		1 to 2 years, interest rate range from 4.0%
		to 9.5%)

	Total Assets (Held at End of Year)		$ 2,247,135

	* Party-in-interest